FIRST CORPORATION
254-16 MIDLAKE BOULEVARD

CALGARY, AB T2X 2X7

Telephone: (403) 461-7283

July 6, 2007

VIA EDGAR and FACSIMILE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

100 F Street N.E.

Washington D.C. 20002

USA

Re:

Request for acceleration of the effective date of the Registration Statement on Form SB-2 of First Corporation Filed January 18th, 2005

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests  that the Form SB-2 Registration Statement of First Corporation be declared effective on Friday, July 6th , 2007 at 1PM  EDT  or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

 First Corporation acknowledges that

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should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/Todd Larsen

 Todd Larsen, Director, President, and CEO